THE ALGER FUNDS
360 Park Avenue South
New York, New York  10010

May 28, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Amy Miller

Re:                             The Alger Funds (File Nos.: 811-1355, 33-4959)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds (the “Trust”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 76 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 75 under the Securities Act to the Registration Statement filed with the SEC on March 28, 2013 pursuant to Rule 485(a)(1) under the Securities Act in order to change Alger Large Cap Growth Fund into Alger International Growth Fund (the “Fund”).  The Amendment includes a retail prospectus for the Class A, B and C Shares of the Fund (the “Retail Prospectus”), an institutional prospectus for the Class I and Z Shares of the Fund (the “Institutional Prospectus”), a statement of additional information (“SAI”) for the Fund, and part C (“Part C”), as did Post-Effective Amendment No 75.

Comments were provided by telephone to me by Amy Miller of the Staff on May 13, 2013.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  References in the responses to the Retail Prospectus, Institutional Prospectus, SAI, and Part C are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

RETAIL PROSPECTUS

Cover Page

1.                                      Staff Comment:  The Staff suggested that the prospectus be dated May 31, 2013 rather than  rather than “March 1, 2013 As Revised May 31, 2013.”

Response:  As discussed with the Staff, each prospectus and SAI is dated “March 1, 2013 As Revised May 31, 2013” because the summary prospectus for each fund in the Trust, The Alger Funds II, and The Alger Institutional Funds (the “Alger Funds”) states:

“The Fund’s Prospectus and Statement of Additional Information, both dated March 31, 2013, are incorporated by reference to this Summary Prospectus, and may be obtained at no cost in the same manner as described above.”

As previously discussed with the Staff, the Amendment incorporates the Fund’s disclosure documents into a combined Retail Prospectus , combined Institutional Prospectus, and combined SAI.  While the summary prospectuses for the Fund will be dated May 31, 2013, the summary prospectuses for the Class A and C Shares for the other Alger Funds are dated March 1, 2013, and currently refer to the combined statutory Retail Prospectus dated “March 1, 2013.”  Similarly, the summary prospectuses for the Class I, R, and Z Shares for the other Alger Funds are dated March 1, 2013, and currently refer to the combined statutory Retail Prospectus dated “March 1, 2013.”  In order to minimize confusion to shareholders, rather than dating each of the updated Retail Prospectus, Institutional Prospectus, and SAI May 31, 2013, we are dating them “March 1, 2013, As Revised May 31, 2013.”

Fund Fees and Expenses (page 1)

2.                                      Staff Comment:  The Staff requested that the following language be deleted:

“** The Fund and Fred Alger Management, Inc. have adopted fee breakpoints for Alger International Growth Fund.  The management fee for assets in excess of $1 billion is .60%.”

The Staff noted that this footnote is not required or permitted.

Response:  As discussed with the Staff, the language has been deleted from the Retail Prospectus and Institutional Prospectus.

Principal Investment Strategy (page 2)

3.                                      Staff Comment:  The Staff requested that the underlined language below be clarified to indicate more clearly what the Fund’s policy is:

“...(iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments, or sales, outside the U.S.”

The Staff noted that it considers significant portion to mean more than 50%.

Response:  The language has been revised to state:

“...(iii) that have a majority of their assets, or that derive more than 50% of their revenue or profits from businesses, investments, or sales, outside the U.S.”

Principal Investment Strategy (page 3)

4.                                     Staff Comment:  The Staff asked whether the Fund intends to invest heavily in any specific countries.  The language in questions states:

“The Fund generally invests in at least three foreign countries, and, at times, may invest a substantial portion of its assets in a single foreign country.”

The Staff noted that if the Fund invested a substantial portion of its assets in a single country, the Fund should disclose that to shareholders and should include the risks of  investment in that country in its prospectus.

Response:  Fred Alger Management, Inc. (“Alger Management”), the Fund’s investment adviser, monitors the countries in which the Fund makes investments.  Alger Management represents that, to the extent the Fund invests more than 50% of its assets in the securities of issuers located in a single foreign country, Alger Management will update the Fund’s prospectus as appropriate.

Principal Investment Strategy (page 3)

5.                                      Staff Comment:  The Staff asked whether the Fund intends to invest in derivative instruments.

Response:  The Fund may invest in derivative instruments.  If the Fund decides not to invest in derivative instruments, the language will be deleted from the prospectus.  The Fund does include derivative instruments in calculating adherence to the 80% investment policy.  For such purpose, the Fund values derivative investments at market value.

Shareholder Information (page A-2)

6.                                      Staff Comment:  The Staff noted that if a redemption fee of 2% is being charged, such fee should be included in the Fee and Expense Table.

Response:  The Fee and Expense Table for Class A, B, and C Shares includes the 2% Redemption Fee.

SAI

Investment Restrictions (page 10)

7.                                      Staff Comment:   The Staff requested that the word “Fundamental” be added prior to the words “Investment Restrictions” to underscore that these restrictions are fundamental policies.

Response:  The requested change has been made.

Part C

8.                                      Staff Comment:   Please revise the Exhibits listed in Part C to indicate compliance with each subsection in Item 28 of Form N-1A.  If a subsection of Item 28 does not apply, please indicate that these items are not applicable.  Additionally, in response to Item 28(c), please clarify which sections of the articles of incorporation and by-laws define the rights of shareholders, and incorporate such sections by reference.

Response:  The requested changes have been made.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.